FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated October 18, 2005, titled “CN reports record third-quarter earnings and nine-month free cash flow of more than $1 billion”.

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN reports record third-quarter earnings and nine-month free cash flow of more than $1 billion

MONTREAL, Oct. 18, 2005 — CN today reported its financial and operating results for the third quarter and nine-month period ended Sept. 30, 2005.

Third-quarter financial highlights

  Diluted earnings per share of $1.47, up 24 per cent;

  Record net income of $411 million, an increase of 19 per cent;

  Operating income of $665 million, an increase of 13 per cent;

  Operating ratio of 63.3 per cent, a 2.1-percentage point improvement;

  Record nine-month free cash flow of $1,058 million, up from $754 million for the same period of 2004;(1)

  Favourable income tax adjustments and other income helped to offset expenses related to the derailment at Wabamun Lake, Alta.

E. Hunter Harrison, president and chief executive officer of CN, said: “CN posted record third-quarter earnings and nine-month free cash flow despite the headwinds of higher fuel costs, the effects of two hurricanes on our network in the Gulf Coast region of the United States, and unfortunate accidents.“

Revenues for third-quarter 2005 increased six per cent to $1,810 million, with CN’s grain and fertilizers, coal, and intermodal segments registering double-digit revenue growth. Forest products, metals and minerals, and automotive revenues also improved.

CN’s revenue performance was driven largely by increased freight rates. An important contributor to these rate increases was a higher fuel surcharge owing to increased crude oil prices. Partly offsetting revenue gains during the quarter was the unfavourable $80-million translation impact of the stronger Canadian dollar on U.S.-dollar denominated revenues.

Grain and fertilizer revenues benefited from higher export shipments of Canadian peas, barley and canola, while improved coal revenues reflected metallurgical coal shipments originating at new mines in western Canada. Strong container imports over the Port of Vancouver helped to increase intermodal revenues. CN also enjoyed strong demand for construction materials, which benefited its forest products and metals and minerals revenues. Automotive revenues increased in part as a result of higher imports of vehicles over the ports of Vancouver and Halifax and increased finished vehicle traffic in the southern U.S. Petroleum and chemicals revenues were adversely affected by soft market conditions and reduced petrochemical production in the hurricane-stricken Gulf Coast region.

Operating expenses for the third quarter of 2005 increased by two per cent to $1,145 million, largely as a result of higher fuel costs and higher casualty and other expenses. These increases were partly offset by the favourable $50-million translation impact of the stronger Canadian dollar on U.S.-dollar denominated expenses.

The continued appreciation of the Canadian dollar reduced the company’s third-quarter 2005 net income by approximately $15 million.

Financial results for the first nine months of 2005

Net income for the nine-month period ended Sept. 30 was $1,126 million, or $3.98 per diluted share, compared with net income of $882 million, or $3.05 per diluted share, for the comparable period of 2004.

Operating income for the latest nine-month period increased 22 per cent to $1,904 million.

CN’s operating ratio for the nine-month period was 64.4 per cent, an improvement of 3.2 percentage points.

Revenues for the latest nine-month period increased 11 per cent to $5,354 million, due mainly to freight rate increases, the inclusion of nine months of revenues from the rail and related holdings of Great Lakes Transportation LLC (GLT) and BC Rail, and a return to normal intermodal volumes following the first-quarter 2004 strike by the Canadian Auto Workers union. Partly offsetting these gains was the unfavourable $220-million translation impact of the stronger Canadian dollar on U.S.-dollar denominated revenues.

CN acquired and consolidated GLT and BC Rail on May 10, 2004, and July 14, 2004, respectively.

Operating expenses increased six per cent to $3,450 million, primarily due to increased fuel costs, the inclusion of nine months of GLT and BC Rail expenses, and higher labour and fringe benefits. Partly offsetting these factors was the favourable $135-million translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses, and lower equipment rents.

The continued appreciation of the Canadian dollar reduced the company’s nine-month 2005 net income by approximately $45 million.

The financial results in this press release are reported in Canadian dollars and were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) Please see discussion and reconciliation of this non-GAAP adjusted performance measure in the attached supplementary schedule, Non-GAAP Measures.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, and its 2004 Annual and 2005 Quarterly Financial Statements and Management Discussion and Analysis, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended September 30		Nine months ended September 30

	2005	2004(1)	2005	2004(1)

	(Unaudited)

Revenues	$1,810	$1,709	$5,354	$4,812

Operating expenses	1,145	1,118	3,450	3,251

Operating income	665	591	1,904	1,561

Interest expense	(72)	(79)	(225)	(219)

Other income (loss)	11	(9)	2	(45)

Income before income taxes	604	503	1,681	1,297

Income tax expense	(193)	(157)	(555)	(415)

Net income	$411	$346	$1,126	$882

Earnings per share
Basic	$1.50	$1.21	$4.05	$3.09

Diluted	$1.47	$1.19	$3.98	$3.05

Weighted-average number of shares
Basic	273.7	285.9	277.9	285.1

Diluted	278.7	290.8	283.1	289.6

See accompanying notes to consolidated financial statements.

(1)Includes GLT and BC Rail from dates of acquisition. (See Note 2 - Acquisitions)

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)

(In millions)

	Three months ended September 30			Nine months ended September 30

	2005	2004(1)	Variance Fav (Unfav)	2005	2004(1)	Variance Fav (Unfav)

	(Unaudited)
Revenues

Petroleum and chemicals	$267	$282	(5%)	$813	$791	3%
Metals and minerals	209	203	3%	622	521	19%
Forest products	448	417	7%	1,302	1,106	18%
Coal	80	71	13%	256	212	21%
Grain and fertilizers	273	234	17%	809	764	6%
Intermodal	331	302	10%	931	817	14%
Automotive	114	112	2%	375	385	(3%)
Other items	88	88	-	246	216	14%

	1,810	1,709	6%	5,354	4,812	11%
Operating expenses

Labor and fringe benefits	453	465	3%	1,388	1,350	(3%)
Purchased services and material	188	190	1%	590	561	(5%)
Depreciation and amortization	156	153	(2%)	470	445	(6%)
Fuel	181	132	(37%)	526	377	(40%)
Equipment rents	46	64	28%	146	195	25%
Casualty and other	121	114	(6%)	330	323	(2%)

	1,145	1,118	(2%)	3,450	3,251	(6%)

Operating income	$665	$591	13%	$1,904	$1,561	22%

Operating ratio	63.3%	65.4%	2.1	64.4%	67.6%	3.2

See accompanying notes to consolidated financial statements.

(1)Includes GLT and BC Rail from dates of acquisition. (See Note 2 - Acquisitions)

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	September 30	December 31	September 30
	2005	2004	2004

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$119	$147	$132
Accounts receivable (Note 4)	643	793	743
Material and supplies	175	127	155
Deferred income taxes	47	364	106
Other	252	279	279

	1,236	1,710	1,415

Properties	19,761	19,715	20,022
Intangible and other assets	930	940	947

Total assets	$21,927	$22,365	$22,384

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,429	$1,605	$1,331
Current portion of long-term debt (Note 4)	370	578	257
Other	115	76	69

	1,914	2,259	1,657

Deferred income taxes	4,743	4,723	4,673
Other liabilities and deferred credits	1,463	1,513	1,616
Long-term debt (Note 4)	4,608	4,586	5,141

Shareholders' equity:
Common shares	4,605	4,706	4,742
Accumulated other comprehensive loss	(169)	(148)	(57)
Retained earnings	4,763	4,726	4,612

	9,199	9,284	9,297

Total liabilities and shareholders' equity	$21,927	$22,365	$22,384

See accompanying notes to consolidated financial statements.

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)

	Three months ended September 30		Nine months ended September 30

	2005	2004(1)	2005	2004(1)

		(Unaudited)
Common shares (2)

Balance, beginning of period	$4,640	$4,704	$4,706	$4,664

Stock options exercised and other	45	38	146	78

Share repurchase program (Note 4)	(80)	-	(247)	-

Balance, end of period	$4,605	$4,742	$4,605	$4,742

Accumulated other comprehensive loss

Balance, beginning of period	$(106)	$(35)	$(148)	$(129)

Other comprehensive income (loss):

Unrealized foreign exchange gain on translation of
U.S. dollar denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries	200	238	123	109

Unrealized foreign exchange loss on translation of
the net investment in foreign operations	(283)	(333)	(190)	(126)

Increase (decrease) in unrealized holding gains on fuel
derivative instruments (Note 6)	(12)	69	35	112

Realized gain (loss) on settlement of interest rate swaps	-	(6)	-	12

Other comprehensive income (loss) before income taxes	(95)	(32)	(32)	107

Income tax recovery (expense)	32	10	11	(35)

Other comprehensive income (loss)	(63)	(22)	(21)	72

Balance, end of period	$(169)	$(57)	$(169)	$(57)

Retained earnings

Balance, beginning of period	$4,720	$4,322	$4,726	$3,897

Net income	411	346	1,126	882

Share repurchase program (Note 4)	(300)	-	(881)	-

Dividends	(68)	(56)	(208)	(167)

Balance, end of period	$4,763	$4,612	$4,763	$4,612

See accompanying notes to consolidated financial statements.

(1)Includes GLT and BC Rail from dates of acquisition. (See Note 2 - Acquisitions)

(2)During the three and nine months ended September 30, 2005, the Company issued 0.7 million and 3.0 million common shares, respectively, as a result of stock options exercised. At September 30, 2005, the Company had 271.3 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)

	Three months ended September 30		Nine months ended September 30

	2005	2004(1)	2005	2004(1)

		(Unaudited)
Operating activities

Net income	$411	$346	$1,126	$882
Adjustments to reconcile net income to net cash provided
from operating activities:
Depreciation and amortization	157	153	473	448
Deferred income taxes	146	158	444	300
Equity in earnings of English Welsh and Scottish Railway	-	(1)	(6)	7
Other changes in:
Accounts receivable	(10)	(80)	124	(140)
Material and supplies	9	30	(50)	(8)
Accounts payable and accrued charges	(103)	(81)	(184)	(110)
Other net current assets and liabilities	40	26	83	45
Other	(7)	5	1	27

Cash provided from operating activities	643	556	2,011	1,451

Investing activities

Net additions to properties	(321)	(323)	(792)	(707)
Acquisition of BC Rail (Note 2)	-	(984)	-	(984)
Acquisition of Great Lakes Transportation LLC's
railroads and related holdings (Note 2)	-	6	-	(547)
Other, net	17	(3)	90	169

Cash used by investing activities	(304)	(1,304)	(702)	(2,069)

Dividends paid	(68)	(56)	(208)	(167)

Financing activities

Issuance of long-term debt	648	2,903	1,741	6,924
Reduction of long-term debt	(599)	(2,132)	(1,846)	(6,198)
Issuance of common shares	24	30	104	61
Repurchase of common shares	(380)	-	(1,128)	-

Cash provided from (used by) financing activities	(307)	801	(1,129)	787

Net increase (decrease) in cash and cash equivalents	(36)	(3)	(28)	2

Cash and cash equivalents, beginning of period	155	135	147	130

Cash and cash equivalents, end of period	$119	$132	$119	$132

Supplemental cash flow information
Net cash receipts from customers and other	$1,825	$1,738	$5,545	$4,761
Net cash payments for:
Employee services, suppliers and other expenses	(946)	(974)	(2,951)	(2,746)
Interest	(93)	(71)	(236)	(199)
Workforce reductions	(20)	(25)	(72)	(81)
Personal injury and other claims	(23)	(23)	(71)	(78)
Pensions	(19)	(61)	(73)	(127)
Income taxes	(81)	(28)	(131)	(79)

Cash provided from operating activities	$643	$556	$2,011	$1,451

See accompanying notes to consolidated financial statements.

(1)Includes GLT and BC Rail from dates of acquisition. (See Note 2 - Acquisitions)

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at September 30, 2005 and December 31 and September 30, 2004, its results of operations, changes in shareholders’ equity and cash flows for the three and nine months ended September 30, 2005 and 2004.

These interim consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company’s 2004 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these interim consolidated financial statements and notes should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis and Annual Consolidated Financial Statements and notes thereto.

Note 2 – Acquisitions

Great Lakes Transportation LLC’s railroads and related holdings (GLT) and BC Rail Partnership and the former BC Rail Ltd. (collectively BC Rail) were acquired and consolidated effective May 10, 2004 and July 14, 2004, respectively. Accordingly, the Company’s results of operations for the three and nine months ended September 30, 2004 included the results of operations of GLT as of May 10, 2004 and BC Rail as of July 14, 2004.

     The Company’s final cost to acquire GLT of U.S.$395 million (Cdn$547 million) and BC Rail of $991 million, included purchase price adjustments and transaction costs. By the second quarter of 2004, the Company had paid U.S.$399 million (Cdn$553 million) for the acquisition of GLT and subsequently received Cdn$6 million for purchase price adjustments finalized in the third quarter of 2004.

     The Company had estimated, on a preliminary basis, the fair value of GLT’s and BC Rail’s assets acquired, owned and leased, and liabilities assumed at acquisition based on then current available information. The Company has since finalized the allocations of the GLT and BC Rail purchase price and has not made any significant adjustments to the preliminary purchase price allocations as presented in Note 3 – Acquisitions, of the Company’s 2004 Annual Consolidated Financial Statements.

     For comparative purposes only, if the Company had acquired both GLT and BC Rail on January 1, 2004, based on their respective historical amounts, net of the amortization of the difference between the Company’s cost to acquire GLT and BC Rail and their respective net assets (based on preliminary estimates of the fair value of GLT’s and BC Rail’s assets and liabilities), revenues, net income, and basic and diluted earnings per share would have been $1,719 million, $347 million, $1.21 per basic share and $1.19 per diluted share, respectively, for the three months ended September 30, 2004 and $5,037 million, $896 million, $3.14 per basic share and $3.09 per diluted share, respectively, for the nine months ended September 30, 2004.

     The pro forma figures for both GLT and BC Rail do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.

Note 3 – Note receivable from English Welsh and Scottish Railway (EWS)

On April 28, 2005, EWS fully redeemed the Company’s 8% note receivable due 2009. The Company received £26 million (Cdn$61 million), which included principal and accrued but unpaid interest to the date of redemption.

Note 4 – Financing activities

In January 2005, the Company repaid its borrowings of U.S.$90 million (Cdn$108 million) outstanding at December 31, 2004 under its U.S.$1,000 million revolving credit facility. On March 29, 2005, the Company refinanced, by way of amendment, its revolving credit facility, which was scheduled to mature in December 2005, for a five-year period to March 2010. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The amended credit facility agreement retains the customary limitation on debt as a percentage of total capitalization, but eliminates the requirement for maintaining tangible net worth above pre-defined levels. The Company has been in compliance with this covenant throughout the period. As at September 30, 2005, the Company had letters of credit of $317 million under its

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

revolving credit facility and outstanding borrowings of U.S.$383 million (Cdn$448 million) under its commercial paper program.

     In May 2005, the Company repaid U.S.$100 million (Cdn$125 million) of 7.75% 10-year Notes with cash on hand.

The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $500 million ($450 million prior to February 2005) of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. At September 30, 2005, pursuant to the agreement, $480 million had been sold, compared to $445 million at December 31, 2004.

On July 20, 2005, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 16.0 million common shares between July 25, 2005 and July 24, 2006 pursuant to a normal course issuer bid, at prevailing market prices.

     In the third quarter of 2005, under its current share repurchase program, the Company repurchased 4.75 million common shares for $380 million, at an average price of $79.98 per share.

     In the second quarter of 2005, the Company completed its 14.0 million share repurchase program, which began November 1, 2004. The total cost of the program was $1,021 million (average price per share of $72.94), with 10.0 million common shares repurchased in 2005 for $748 million (average price per share of $74.78).

Note 5 – Stock-based compensation

For the three and nine months ended September 30, 2005 and 2004, the Company recorded total compensation cost for awards under all plans of $38 million and $79 million, respectively, and $12 million and $37 million, respectively, for the same periods in 2004.

(a) Restricted share units
In 2005, the Company granted approximately 0.4 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are scheduled for payout after three years and vest upon the attainment of targets relating to return on invested capital over the three-year period and to the Company’s share price during the three-month period ending December 31, 2007. At September 30, 2005, the Company had approximately 1.6 million RSUs outstanding under the Plan. For the three and nine months ended September 30, 2005, the Company recorded compensation cost of $27 million and $58 million, respectively, compared to $8 million and $15 million, respectively, for the same 2004 periods.

(b) Stock options
In 2005, the Company granted approximately 0.7 million conventional stock options to designated senior management employees, that vest over a period of four years of continuous employment. The total number of options outstanding at September 30, 2005, including conventional, performance, and performance-accelerated options was 11.0 million. For the three and nine months ended September 30, 2005, the Company recorded compensation cost of $4 million and $15 million, respectively, compared to $2 million and $7 million, respectively, for the same 2004 periods. At September 30, 2005, 8.1 million options remained authorized for future issuances.

(c) Vision 2008 Share Unit Plan
In the first quarter of 2005, the Board of Directors of the Company approved a special share unit plan with a four-year term to December 2008, entitling designated senior management employees to receive payout in cash in January 2009. The Company granted 0.4 million share units which vest conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending December 31, 2008. Payout is also conditional upon the attainment of targets relating to return on invested capital over the four-year period and to the Company’s share price during the 20-day period ending on December 31, 2008. Award payout will be equal to the number of share units vested on December 31, 2008 multiplied by the Company’s 20-day average share price ending on such date. Due to the nature of the vesting conditions, no compensation cost was recorded for the three and nine months ended September 30, 2005.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The Company follows the fair value based approach for stock option awards and had prospectively applied this method of accounting to all awards granted, modified or settled on or after January 1, 2003. The Company follows the intrinsic value method for cash settled awards. If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s pro forma net income and earnings per share would have been as follows:

	Three months ended September 30		Nine months ended September 30

In millions, except per share data	2005	2004	2005	2004

Net income, as reported	$411	$346	$1,126	$882

Add (deduct) compensation cost, net of
applicable taxes, determined under:

Fair value method for all awards granted after
Jan 1, 2003 (SFAS No. 123)	26	9	57	19

Intrinsic value method for performance-based
awards granted prior to 2003 (APB 25)	-	-	-	9

Fair value method for all awards (SFAS No. 123)	(33)	(17)	(76)	(51)

Pro forma net income	$404	$338	$1,107	$859

Basic earnings per share, as reported	$1.50	$1.21	$4.05	$3.09
Basic earnings per share, pro forma	$1.48	$1.18	$3.98	$3.01

Diluted earnings per share, as reported	$1.47	$1.19	$3.98	$3.05
Diluted earnings per share, pro forma	$1.45	$1.16	$3.91	$2.97

      Compensation cost related to stock option awards granted in the current period under the fair value based approach was calculated using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended September 30		Nine months ended September 30

	2005	2004(1)	2005	2004(1)

Expected option life (years)	5.2	-	5.2	-
Risk-free interest rate	3.34%	-	3.55%	-
Expected stock price volatility	25%	-	25%	-
Average dividend per share	$1.00	-	$1.00	-

Weighted average fair value of options granted	$19.41	$-	$18.48	$-

(1)The Company did not grant any stock option awards in 2004.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 6 – Derivative instruments

Fuel
At September 30, 2005, the Company had hedged approximately 47% of the estimated remaining 2005 fuel consumption, representing approximately 49 million U.S. gallons at an average price of U.S.$0.82 per U.S. gallon, and approximately 17% of the estimated 2006 fuel consumption, representing approximately 69 million U.S. gallons at an average price of U.S.$0.89 per U.S. gallon. These derivative instruments are carried at market value on the balance sheet and are accounted for as cash flow hedges whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income (loss). At September 30, 2005, Accumulated other comprehensive loss included unrealized gains of $127 million, $86 million after tax ($92 million, $62 million after tax at December 31, 2004), which relate to derivative instruments that will mature within the next twelve months and are presented in Other current assets.

Note 7 – Pensions and other post-retirement benefits

For the three and nine months ended September 30, 2005 and 2004, the components of net periodic benefit cost for pensions and other post-retirement benefits were as follows:

(a) Components of net periodic benefit cost for pensions

	Three months ended September 30		Nine months ended September 30

In millions	2005	2004	2005	2004

Service cost	$35	$30	$106	$88
Interest cost	185	185	556	546
Amortization of prior service cost	4	5	14	15
Expected return on plan assets	(220)	(219)	(662)	(635)
Recognized net actuarial loss	-	1	1	2

Net periodic benefit cost	$4	$2	$15	$16

(b) Components of net periodic benefit cost for post-retirement benefits

	Three months ended September 30		Nine months ended September 30

In millions	2005	2004	2005	2004

Service cost	$2	$2	$6	$6
Interest cost	4	6	14	15
Amortization of prior service cost	1	1	2	3
Recognized net actuarial gain	(1)	(4)	(3)	(3)

Net periodic benefit cost	$6	$5	$19	$21

     For the 2005 funding year, the Company expects to make total contributions of $120 million for all its defined benefit plans of which $73 million had been made at September 30, 2005.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 8 – Major commitments and contingencies

A. Commitments
As at September 30, 2005, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $488 million ($194 million at December 31, 2004). The Company also had outstanding information technology service contracts of $17 million and agreements with fuel suppliers to purchase approximately 73% of the estimated remaining 2005 volume, 50% of its anticipated 2006 volume, and 12% of its anticipated 2007 volume at market prices prevailing on the date of the purchase.

B. Contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

      In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

      In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major expense for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for the minimum amount of unasserted occupational disease claims is also accrued to the extent they can be reasonably estimated. The amount recorded reflects a 25-year horizon, as the Company expects that a large majority of these cases will be received over such period. An actuarial study is conducted on an annual basis by an independent actuarial firm. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

     As at September 30, 2005, the Company had aggregate reserves for personal injury and other claims of $672 million ($642 million at December 31, 2004). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at September 30, 2005, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

      While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years, based on known information, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

In the third quarter of 2005, the Company recorded a liability related to a derailment at Wabamun Lake, Alberta. The liability, which is mostly short-term, is based on current facts and circumstances and represents clean-up costs for the shoreline, fronting residences and First Nation Land. The Company’s insurance policies are expected to cover substantially all expenses related to the derailment above the self-insured retention. Accordingly, the Company has recorded a long-term receivable for estimated recoveries from the Company’s insurance carriers. Third quarter expenses included approximately $28 million related to this derailment, which represents the Company’s retention under its insurance policies and other uninsured costs. The ultimate liability for clean-up costs could differ from the current amount recorded, but such a change is expected to be offset by a corresponding change in the insurance receivable. The Company expects its insurance coverage to be adequate to cover any additional clean-up costs related to the derailment above its self-insured retention.

As at September 30, 2005, the Company had aggregate accruals for environmental costs of $156 million ($113 million as at December 31, 2004).

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

     Effective January 1, 2003, the Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2006 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At September 30, 2005, the maximum exposure in respect of these guarantees was $93 million of which $8 million has been recorded. Of that amount, $6 million represents the expected cash outlay for such guarantees, while the remaining $2 million represents the Company’s obligation to stand ready and honor the guarantees that were entered into subsequent to January 1, 2003. There are no recourse provisions to recover any amounts from third parties.

Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at September 30, 2005, the maximum potential liability under these guarantees was $468 million of which $374 million was for workers’ compensation and other employee benefits and $94 million was for equipment under leases and other. The Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

As at September 30, 2005, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates between 2005 and 2010.

CN Pension Plan, CN 1935 Pension Plan and BC Rail Ltd Pension Plan
The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, the trustee of the BC Rail Ltd Pension Trust Fund, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at September 30, 2005, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements relating to pension plans and other plans, including those establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements; (i) pension transfer agreements, (j) master agreements with financial institutions governing derivative transactions; and (k) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

      The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of the guarantees and accordingly, no liability was recorded. As at September 30, 2005, the carrying value for guarantees for which the Company was able to determine the fair value, was $1 million. There are no recourse provisions to recover any amounts from third parties.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)

	Three months ended September 30		Nine months ended September 30

	2005	2004(1)	2005	2004(1)

	(Unaudited)
Statistical operating data

Freight revenues ($ millions)	1,722	1,621	5,108	4,596
Gross ton miles (GTM) (millions)	84,384	83,039	255,066	244,171
Revenue ton miles (RTM) (millions)	44,425	43,798	134,103	128,267
Carloads (thousands)	1,216	1,210	3,633	3,333
Route miles (includes Canada and the U.S.)	19,221	19,303	19,221	19,303
Employees (end of period)	22,141	23,466	22,141	23,466
Employees (average during period)	22,233	23,332	22,373	22,283

Productivity

Operating ratio (%)	63.3	65.4	64.4	67.6
Freight revenue per RTM (cents)	3.88	3.70	3.81	3.58
Freight revenue per carload ($)	1,416	1,340	1,406	1,379
Operating expenses per GTM (cents)	1.36	1.35	1.35	1.33
Labor and fringe benefits expense per GTM (cents)	0.54	0.56	0.54	0.55
GTMs per average number of employees (thousands)	3,795	3,559	11,401	10,958
Diesel fuel consumed (U.S. gallons in millions)	96	95	302	288
Average fuel price ($/U.S. gallon)	1.79	1.31	1.66	1.26
GTMs per U.S. gallon of fuel consumed	879	874	845	848

Safety indicators

Injury frequency rate per 200,000 person hours	2.8	2.8	2.5	2.7
Accident rate per million train miles	1.8	2.0	1.4	1.5

Financial ratios

Debt to total capitalization ratio (% at end of period)	35.1	36.7	35.1	36.7

(1)Includes GLT and BC Rail from dates of acquisition.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended September 30				Nine months ended September 30

	2005	2004(1)	Variance Fav (Unfav)		2005	2004(1)	Variance Fav (Unfav)

	(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	7,611	8,050	(5%	)	23,286	23,364	-
Metals and minerals	4,217	4,317	(2%	)	12,603	12,286	3%
Forest products	10,676	10,728	-		31,749	29,178	9%
Coal	3,360	3,038	11%		10,573	9,342	13%
Grain and fertilizers	9,747	8,835	10%		29,475	28,801	2%
Intermodal	8,128	8,090	-		24,090	22,817	6%
Automotive	686	740	(7%	)	2,327	2,479	(6%	)

	44,425	43,798	1%		134,103	128,267	5%
Freight revenue / RTM (cents)

Total freight revenue per RTM	3.88	3.70	5%		3.81	3.58	6%
Commodity groups:
Petroleum and chemicals	3.51	3.50	-		3.49	3.39	3%
Metals and minerals	4.96	4.70	6%		4.94	4.24	17%
Forest products	4.20	3.89	8%		4.10	3.79	8%
Coal	2.38	2.34	2%		2.42	2.27	7%
Grain and fertilizers	2.80	2.65	6%		2.74	2.65	3%
Intermodal	4.07	3.73	9%		3.86	3.58	8%
Automotive	16.62	15.14	10%		16.12	15.53	4%

Carloads (thousands)

Petroleum and chemicals	146	151	(3%	)	448	445	1%
Metals and minerals	259	253	2%		748	547	37%
Forest products	177	184	(4%	)	540	497	9%
Coal	115	110	5%		347	316	10%
Grain and fertilizers	137	134	2%		415	420	(1%	)
Intermodal	320	314	2%		926	888	4%
Automotive	62	64	(3%	)	209	220	(5%	)

	1,216	1,210	-		3,633	3,333	9%
Freight revenue / carload (dollars)

Total freight revenue per carload	1,416	1,340	6%		1,406	1,379	2%
Commodity groups:
Petroleum and chemicals	1,829	1,868	(2%	)	1,815	1,778	2%
Metals and minerals	807	802	1%		832	952	(13%	)
Forest products	2,531	2,266	12%		2,411	2,225	8%
Coal	696	645	8%		738	671	10%
Grain and fertilizers	1,993	1,746	14%		1,949	1,819	7%
Intermodal	1,034	962	8%		1,005	920	9%
Automotive	1,839	1,750	5%		1,794	1,750	3%

(1)Includes GLT and BC Rail from dates of acquisition.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported and reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES (U.S. GAAP)

Free cash flow

The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities and dividends paid, and adjusted for significant acquisitions as they are not indicative of normal day-to-day investments in the Company’s asset base, calculated as follows:

	Three months ended September 30		Nine months ended September 30

In millions	2005	2004	2005	2004

Cash provided from operating activities	$643	$556	$2,011	$1,451

Less:
Investing activities	(304)	(1,304)	(702)	(2,069)
Dividends paid	(68)	(56)	(208)	(167)

Cash provided (used) before financing activities	271	(804)	1,101	(785)

Adjustments:

Change in accounts receivable sold	-	(7)	(43)	8
Acquisition of BC Rail	-	984	-	984
Acquisition of GLT	-	(6)	-	547

Free cash flow	$271	$167	$1,058	$754

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION
PRO FORMA CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended September 30				Nine months ended September 30

	2005	2004 pro forma(1)	Variance Fav (Unfav)		2005	2004 pro forma(1)	Variance Fav (Unfav)

	(Unaudited)
Revenues
Petroleum and chemicals	$267	$284	(6%	)	$813	$818	(1%	)
Metals and minerals	209	203	3%		622	580	7%
Forest products	448	424	6%		1,302	1,207	8%
Coal	80	71	13%		256	219	17%
Grain and fertilizers	273	235	16%		809	769	5%
Intermodal	331	301	10%		931	817	14%
Automotive	114	112	2%		375	385	(3%	)
Other items	88	89	(1%	)	246	242	2%

	1,810	1,719	5%		5,354	5,037	6%
Operating expenses
Labor and fringe benefits	453	469	3%		1,388	1,426	3%
Purchased services and materials	188	191	2%		590	603	2%
Depreciation and amortization	156	153	(2%	)	470	465	(1%	)
Fuel	181	133	(36%	)	526	399	(32%	)
Equipment rents	46	63	27%		146	185	21%
Casualty and other	121	114	(6%	)	330	338	2%

	1,145	1,123	(2%	)	3,450	3,416	(1%	)
Operating income	665	596	12%		1,904	1,621	17%
Interest expense	(72)	(82)			(225)	(262)
Other income (loss)	11	(9)			2	(44)

Income before income taxes	604	505			1,681	1,315
Income tax expense	(193)	(158)			(555)	(419)

Net income	$411	$347			$1,126	$896

Operating ratio	63.3%	65.3%	2.0		64.4%	67.8%	3.4

Basic earnings per share	$1.50	$1.21			$4.05	$3.14
Diluted earnings per share	$1.47	$1.19			$3.98	$3.09

(1)The pro forma figures reflect the Company's results of operations as if the Company had acquired GLT and BC Rail on January 1, 2004.

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY PRO FORMA INFORMATION (U.S. GAAP)

	Three months ended September 30				Nine months ended September 30

	2005	2004 pro forma(1)	Variance Fav (Unfav)		2005	2004 pro forma(1)	Variance Fav (Unfav)

	(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	7,611	8,085	(6%	)	23,286	23,811	(2%	)
Metals and minerals	4,217	4,321	(2%	)	12,603	13,191	(4%	)
Forest products	10,676	10,843	(2%	)	31,749	30,928	3%
Coal	3,360	3,036	11%		10,573	9,449	12%
Grain and fertilizers	9,747	8,843	10%		29,475	28,958	2%
Intermodal	8,128	8,090	-		24,090	22,817	6%
Automotive	686	740	(7%	)	2,327	2,479	(6%	)

	44,425	43,958	1%		134,103	131,633	2%
Freight revenue / RTM (cents)

Total freight revenue per RTM	3.88	3.71	5%		3.81	3.64	5%
Commodity groups:
Petroleum and chemicals	3.51	3.51	-		3.49	3.44	1%
Metals and minerals	4.96	4.70	6%		4.94	4.40	12%
Forest products	4.20	3.91	7%		4.10	3.90	5%
Coal	2.38	2.34	2%		2.42	2.32	4%
Grain and fertilizers	2.80	2.66	5%		2.74	2.66	3%
Intermodal	4.07	3.72	9%		3.86	3.58	8%
Automotive	16.62	15.14	10%		16.12	15.53	4%

Carloads (thousands)

Petroleum and chemicals	146	152	(4%	)	448	452	(1%	)
Metals and minerals	259	253	2%		748	737	1%
Forest products	177	187	(5%	)	540	548	(1%	)
Coal	115	109	6%		347	333	4%
Grain and fertilizers	137	134	2%		415	422	(2%	)
Intermodal	320	314	2%		926	888	4%
Automotive	62	64	(3%	)	209	220	(5%	)

	1,216	1,213	-		3,633	3,600	1%
Freight revenue / carload (dollars)

Total freight revenue per carload	1,416	1,344	5%		1,406	1,332	6%
Commodity groups:
Petroleum and chemicals	1,829	1,868	(2%	)	1,815	1,810	-
Metals and minerals	807	802	1%		832	787	6%
Forest products	2,531	2,267	12%		2,411	2,203	9%
Coal	696	651	7%		738	658	12%
Grain and fertilizers	1,993	1,754	14%		1,949	1,822	7%
Intermodal	1,034	959	8%		1,005	920	9%
Automotive	1,839	1,750	5%		1,794	1,750	3%

(1)The pro forma figures reflect the Company's results of operations as if the Company had acquired GLT and BC Rail on January 1, 2004.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported and reclassified in order to be consistent with the 2005 presentation.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 19, 2005	By:	/s/ Cristina Circelli

Name: Cristina Circelli Title: General Counsel